UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-42379

Founder Group Limited

No.17, Jalan Astana 1B, Bandar Bukit Raja, 41050 Klang,
Selangor Darul Ehsan, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

On October 24, 2024, Founder Group Limited (the “Company”) closed its initial public offering (“IPO”) of 1,218,750 ordinary shares, no par value (the “Ordinary Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-281167), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 1, 2024, as amended, and declared effective by the SEC on September 30, 2024. The Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “FGL” on October 23, 2024.

In connection with the IPO, the Company entered into an underwriting agreement, dated October 22, 2024 (the “Underwriting Agreement”), with US Tiger Securities, Inc. (the “Representative”), a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference. The foregoing summaries of the Underwriting Agreement are subject to, and qualified in their entirety by, such document.

In connection with the IPO, the Company issued a press release on October 22, 2024, announcing the pricing of the IPO, and a press release on October 24, 2024, announcing the closing of the IPO, respectively. Copies of the two press releases are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Founder Group Limited

By:	/s/ Lee Seng Chi
Name:	Lee Seng Chi
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

Date: October 24, 2024

EXHIBIT INDEX

Exhibit No.	Description
10.1	Underwriting Agreement dated October 22, 2024 by and between the Company and Representative
99.1	Press Release dated October 22, 2024, announcing the pricing of the IPO
99.2	Press Release dated October 24, 2024, announcing the closing of the IPO

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